

January 7, 2015

Via E-mail
Don Simmons
Chief Executive Officer
Hemisphere Energy Corporation
2000, 1055 West Hastings Street
Vancouver, BC Canada V6E 2E9

> **Re:** **Hemisphere Energy Corporation**
> **Amendment No. 2 to Registration Statement on Form 20-FR**
> **Filed November 12, 2014**
> **File No. 0-55253**

Dear Mr. Simmons:

We have reviewed your response letter dated November 26, 2014 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 20-FR Filed November 12, 2014

Operating and Financial Review and Prospects, page 44

A. Operating Results, page 50

Six months ended June 30, 2014 compared to the six months ended June 30, 2013, page 50

General and Administrative, page 51

1.   In response to comment 3 in our letter dated October 24, 2014, you indicated that "certain costs" initially expensed to general and administrative expenses are reallocated to wells and capital projects. You provided an example of these costs as salaries of geologists

who allocate their time to planning and execution of wells and capital projects. Please expand on your prior response to describe the nature of all other costs which are subject to this reallocation process and explain to us in necessary detail how you determine which types of costs will be reallocated.

2.   Your response to comment 1 in our letter dated November 25, 2014 states that the tasks undertaken by your geologists "are consistent with the guidance referred to in the Company's response (i.e., paragraph 17 of IAS 16), as they are directly attributable to the Company's cost of property, plant and equipment." Based on the additional information you provided, it remains unclear to us how a calculation of "capitalized overhead" on a monthly basis at set recovery rates for "wells drilled" and for "construction projects" is an appropriate basis to measure directly attributable costs for the work performed by your geologists.

In this regard, paragraph 23 of IAS 16 states that the "cost of an item of property, plant and equipment is the cash price equivalent at the recognition date." Specifically, we note that "cost" is defined in paragraph 6 of IAS 16 as "the amount of cash or cash equivalents paid or the fair value of other consideration given to acquire an asset at the time of its acquisition or construction or, where applicable, the amount attributed to that asset when initially recognized in accordance with the specific requirements of other IFRSs, eg IFRS 2 Share-based Payment."

Please provide us with a more detailed analysis supporting the calculations you have described as an appropriate measurement methodology under IFRS to determine the capital component of overhead costs.

Supplementary Oil and Gas Reserve Estimation and Disclosures-ASC 932 (Unaudited), page 126

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein, page 129

3.   We note from your response to comment 3 in our letter dated November 25, 2014 that the underlying source of the $326,000 in "other income" for the period ending December 31, 2012 is from the future sales of 24 mbbls of proved butane reserves from the Company's Trutch property. We are unable to reconcile the 24 mbbls barrels of proved butane reserves provided in your response with the 2 mbbls barrels of proved natural gas liquids disclosed elsewhere on page 127 of Amendment No. 2 and in Exhibit 4.2 for the period ending December 31, 2012. Please explain to us the reason for the apparent lack of correlation between these estimates expressed as of the same date.

Closing Comments

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at

(202) 551- 3699, with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Daniel M. Miller